UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended May 9, 2011

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE

PRAIRIE CREEK MINE FEASIBILITY STUDY COMMISSIONED

Vancouver, British Columbia, February 28th, 2011 –Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) is pleased to announce that it has engaged SNC-Lavalin Inc., (“SNC”) of Vancouver to carry out a Feasibility Study on the Prairie Creek Mine.

The general scope of the Feasibility Study will include the following:

•	Detailed Engineering and Design, including mining equipment, on-site and off-site infrastructure, transportation and logistics;
•	Construction Schedule and Execution plan;
•	Capital and Operating Cost Estimates.

A number of key aspects of the Study will be integrated into the Feasibility Study through the continued participation of subcontractors including;

DRA Americas --   DMS (Dense Media Separation) plant design;
Mine Paste Engineering Ltd. -- paste plant design;
Golder & Associates - site facilities and water treatment design; and
SGS Lakefield Research Ltd., - metallurgy and processing.

SNC is experienced in the design, development and delivery of mining, processing, tailings, infrastructure and transportation facilities and some SNC personnel have had involvement in the Prairie Creek Project for several years. SNC also has experience in designing and constructing mine projects in the Northwest Territories.

The 100% owned Prairie Creek Mine, in the Northwest Territories, is currently in the advanced stages of Environmental Assessment by the Mackenzie Valley Review Board.   With the Environmental Assessment nearing completion, the major operational parameters that will factor into the project implementation are now being determined and this presents the opportunity to evaluate the capital costs and financial analysis through the completion of the Feasibility Study, in anticipation of arranging construction and working capital financing.

It is expected that the Feasibility Study will be completed by end of 2011.

Background

A substantial amount of technical data has been accumulated on the Prairie Creek Project, dating back to before the completion of the original Prairie Creek Definitive Feasibility Study by a former subsidiary of SNC-Lavalin in 1980.  Subsequent to this formal report numerous other technical and economic studies have been carried out while exploration of the property continued. Over the course of the last two years SNC has been assisting the Company with various aspects of project planning and design as part of the ongoing Environmental Assessment process.

The Prairie Creek minesite currently contains significant infrastructure including an almost completed 1000 tonne per day mill concentrator, a two story administration building, and workshops, 3 levels of underground development, accommodations and fuel storage facilities. This existing infrastructure is an important aspect of the Project and, while requiring some upgrades, substantially reduces what would otherwise be the capital cost of putting the Prairie Creek Mine into production.

The current Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

About the Prairie Creek Mine

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine towards production.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons.].

The proposed development and operation of the Prairie Creek Project is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board, and it is expected that the EA process will be completed by mid 2011.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com

EXHIBIT LIST

99.1	News Release – March 17, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: May 10, 2011	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman